SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. ______________)*

Doximity, Inc.

(Name of Issuer)

Class A Common Stock, $0.001 par value

(Title of Class of Securities)

26622P107

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐         Rule 13d-1(b)

☐         Rule 13d-1(c)

☒        Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 12 Pages

Exhibit Index Contained on Page 11

CUSIP NO. 26622P107	13G	Page 2 of 12

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Threshold Ventures I, LP (“Threshold I”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
2,800,366 shares, except that Threshold Ventures I General Partner, LLC (“Threshold I GP”), the general partner of Threshold I, may be deemed to have sole power to vote these shares, and Josh Stein (“Stein”) and Andreas Stavropoulos (“Stavropoulos”), the managing members of Threshold I GP, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
2,800,366 shares, except that Threshold I GP, the general partner of Threshold I, may be deemed to have sole power to dispose of these shares, and Stein and Stavropoulos, the managing members of Threshold I GP, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,800,366
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	4.5%
12	TYPE OF REPORTING PERSON (See Instructions)	PN

CUSIP NO. 26622P107	13G	Page 3 of 12

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Threshold Ventures I Partners Fund, LLC (“Threshold I Partners”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 311,152 shares, except that Stein and Stavropoulos, the voting members of Threshold I Partners, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
	7	SOLE DISPOSITIVE POWER 311,152 shares, except that Stein and Stavropoulos, the voting members of Threshold I Partners, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	311,152
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	0.5%
12	TYPE OF REPORTING PERSON (See Instructions)	OO

CUSIP NO. 26622P107	13G	Page 4 of 12

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Threshold Ventures I General Partner, LLC (“Threshold I GP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
2,824,347 shares, of which 2,800,366 are directly owned by Threshold I, and 23,981 are directly owned by Threshold I GP. Threshold I GP, the general partner of Threshold I, may be deemed to have sole power to vote the shares owned by Threshold I, and Stein and Stavropoulos, the managing members of Threshold I GP, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
2,824,347 shares, of which 2,800,366 are directly owned by Threshold I, and 23,981 are directly owned by Threshold I GP. Threshold I GP, the general partner of Threshold I, may be deemed to have sole power to dispose of the shares owned by Threshold I, and Stein and Stavropoulos, the managing members of Threshold I GP, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,824,347
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	4.6%
12	TYPE OF REPORTING PERSON (See Instructions)	OO

CUSIP NO. 26622P107	13G	Page 5 of 12

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Josh Stein (“Stein”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 54,272 shares.
6	SHARED VOTING POWER
		3,135,499 shares, of which 2,800,366 are directly owned by Threshold I, 311,152 are directly owned by Threshold I Partners, and 23,981 are directly owned by Threshold I GP. Threshold I GP, the general partner of Threshold I, may be deemed to have sole power to vote the shares directly owned by Threshold I, and Stein and Stavropoulos, the managing members of Threshold I GP, may be deemed to have shared power to vote these shares. Stein and Stavropoulos, the voting members of Threshold I Partners, may be deemed to have shared power to vote the shares directly owned by Threshold I Partners.
	7	SOLE DISPOSITIVE POWER 54,272 shares.
8	SHARED DISPOSITIVE POWER
		3,135,499 shares, of which 2,800,366 are directly owned by Threshold I, 311,152 are directly owned by Threshold I Partners, and 23,981 are directly owned by Threshold I GP. Threshold I GP, the general partner of Threshold I, may be deemed to have sole power to dispose of the shares directly owned by Threshold I, and Stein and Stavropoulos, the managing members of Threshold I GP, may be deemed to have shared power to dispose of these shares. Stein and Stavropoulos, the voting members of Threshold I Partners, may be deemed to have shared power to dispose of the shares directly owned by Threshold I Partners.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	3,189,771
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	5.2%
12	TYPE OF REPORTING PERSON (See Instructions)	IN

CUSIP NO. 26622P107	13G	Page 6 of 12

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Andreas Stavropoulos (“Stavropoulos”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 67,037 shares.
6	SHARED VOTING POWER
		3,135,499 shares, of which 2,800,366 are directly owned by Threshold I, 311,152 are directly owned by Threshold I Partners, and 23,981 are directly owned by Threshold I GP. Threshold I GP, the general partner of Threshold I, may be deemed to have sole power to vote the shares directly owned by Threshold I, and Stein and Stavropoulos, the managing members of Threshold I GP, may be deemed to have shared power to vote these shares. Stein and Stavropoulos, the voting members of Threshold I Partners, may be deemed to have shared power to vote the shares directly owned by Threshold I Partners.
	7	SOLE DISPOSITIVE POWER 67,037 shares.
8	SHARED DISPOSITIVE POWER
		3,135,499 shares, of which 2,800,366 are directly owned by Threshold I, 311,152 are directly owned by Threshold I Partners, and 23,981 are directly owned by Threshold I GP. Threshold I GP, the general partner of Threshold I, may be deemed to have sole power to dispose of the shares directly owned by Threshold I, and Stein and Stavropoulos, the managing members of Threshold I GP, may be deemed to have shared power to dispose of these shares. Stein and Stavropoulos, the voting members of Threshold I Partners, may be deemed to have shared power to dispose of the shares directly owned by Threshold I Partners.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	3,202,536
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	5.2%
12	TYPE OF REPORTING PERSON (See Instructions)	IN

CUSIP NO. 26622P107	13G	Page 7 of 12

ITEM 1(A).	NAME OF ISSUER

Doximity, Inc.

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

500 3rd St.

Suite 510

San Francisco, California 94107

ITEM 2(A).	NAME OF PERSONS FILING

This Statement is filed by Threshold Ventures I, LP, a Delaware limited partnership (“Threshold I”), Threshold Ventures I Partners Fund, LLC, a Delaware limited liability company (“Threshold I Partners”), Threshold Ventures I General Partner, LLC, a Delaware limited liability company (“Threshold I GP”), and Josh Stein (“Stein”) and Andreas Stavropoulos (“Stavropoulos”). The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

Threshold I GP, the general partner of Threshold I, may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by Threshold I. Stein and Stavropoulos, the managing members of Threshold I GP, may be deemed to have shared power to vote and shared power to dispose of shares of the issuer directly owned by Threshold I GP.

Stein and Stavropoulos, the voting members of Threshold I Partners, may be deemed to have shared power to vote and shared power to dispose of shares of the issuer directly owned by Threshold I Partners.

ITEM 2(B).	ADDRESS OF PRINCIPAL BUSINESS OFFICE

The address for each of the Reporting Persons is:

c/o Threshold Management, LLC

2882 Sand Hill Road #150

Menlo Park, California 94025

ITEM 2(C)	CITIZENSHIP

Threshold I is a Delaware limited partnership. Threshold I Partners and Threshold I GP are Delaware limited liability companies. Stein and Stavropoulos are United States citizens.

ITEM 2(D) AND (E).	TITLE OF CLASS OF SECURITIES AND CUSIP NUMBER

Class A Common Stock, $0.001 par value
CUSIP # 26622P107

ITEM 3.	Not Applicable.

ITEM 4.	OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

CUSIP NO. 26622P107	13G	Page 8 of 12

(a)	Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class:

See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Under certain circumstances set forth in the limited partnership agreement of Threshold I, and the limited liability company agreements of Threshold I Partners and Threshold I GP, the general and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner or member, as the case may be.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

CUSIP NO. 26622P107	13G	Page 9 of 12

ITEM 10.	CERTIFICATION.

Not applicable.

CUSIP NO. 26622P107	13G	Page 10 of 12

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 7, 2022

Threshold Ventures I, LP	/s/ Josh Stein
By Threshold Ventures I General Partner, LLC	Josh Stein
Its General Partner	Managing Member

Threshold Ventures I Partners Fund, LLC	/s/ Josh Stein
Josh Stein
Voting Member

Threshold Ventures I General Partner, LLC	/s/ Josh Stein
Josh Stein
Managing Member

Josh Stein	/s/Josh Stein
Josh Stein

Andreas Stavropoulos	/s/ Andreas Stavropoulos
Andreas Stavropoulos

CUSIP NO. 26622P107	13G	Page 11 of 12

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page

Exhibit A: Agreement of Joint Filing	12

CUSIP NO. 26622P107	13G	Page 12 of 12

exhibit A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Class A Common Stock of Doximity, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date: February 7, 2022

Threshold Ventures I, LP	/s/ Josh Stein
By Threshold Ventures I General Partner, LLC	Josh Stein
Its General Partner	Managing Member

Threshold Ventures I Partners Fund, LLC	/s/ Josh Stein
Josh Stein
Voting Member

Threshold Ventures I General Partner, LLC	/s/ Josh Stein
Josh Stein
Managing Member

Josh Stein	/s/Josh Stein
Josh Stein

Andreas Stavropoulos	/s/ Andreas Stavropoulos
Andreas Stavropoulos